Filed pursuant to Rule 424(b)(3)

Registration File No. 333-131331

PROSPECTUS SUPPLEMENT DATED JULY 6, 2006

TO PROSPECTUS DATED MAY 31, 2006

Up to 66,543 Units

Each Unit Consisting of One Series A Redeemable Convertible Preferred Share

and One Warrant to Purchase 50 Ordinary Shares

The Series A Preferred Shares will not be issued in the form of global certificates and deposited with the DTC. Instead, you will receive certificates representing the Series A Preferred Shares that you purchase pursuant to the exercise of your rights as soon as practicable after the expiration date. Holders who exercise subscription rights prior to the expiration date will not receive any certificates until after the expiration date. We do not expect the Series A Preferred Shares to be eligible for clearance and settlement through any depository institution. As a result, you will be required to hold any Series A Preferred Shares acquired on exercise of subscription rights in physically certificated form. Replacement of lost or stolen certificates will require that the shareholder whose certificate was lost or stolen post a bond to indemnify ASAT Holdings for any liability associated with the loss or theft. Typically, this will require the shareholder to pay an amount equal to a percentage of the value of the shares represented by the lost certificate. We suggest that shareholders store their certificates in a secure location.

If your subscription rights are held of record through DTC, you may exercise your subscription rights by instructing DTC to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of units you are subscribing for, and your subscription price payment for each unit you subscribed for. ASAT Holdings will accept payment of exercised subscription rights through DTC’s customary procedures for holders exercising their subscription rights through DTC and such subscription rights will be considered timely paid for.